AMARC DELINEATION DRILLING SIGNIFICANTLY EXPANDING NEWTON GOLD DISCOVERY

December 6, 2011 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce that ongoing core drilling is significantly expanding the Newton bulk tonnage gold discovery in south-central British Columbia (BC).

The Newton property lies within BC’s exciting and newly emerging gold belt, which includes New Gold's six million ounce-plus bulk tonnage gold deposit at Blackwater. The age and geological characteristics of the gold mineralization at Newton demonstrate striking similarities to the mineralization at Blackwater. Amarc has acquired an 80% interest in the Newton property and is the operator of the Newton Joint Venture. Newton Gold Corp. has a 20% participating interest.

Assay results have been received from the first five delineation holes completed (11044 through 11048) and are summarized in the Table of Assay Results below. A drill plan and other information have been posted on Amarc’s website at www.amarcresources.com. Assaying of holes 11049, 11050/51 and 11052 is in progress. These three holes have all intersected the felsic volcaniclastic rock unit which appears to be the favoured host rock for gold mineralization at Newton. Two drill rigs are working at site and have just commenced coring holes 11053 and 11054. The Joint Venture has a permit for a further 15 holes and has recently applied to the government for a permit to drill additional holes. Plans are to break near the end of December for the holiday season and then continue drilling in 2012 until the discovery is delineated.

NEWTON PROJECT
TABLE OF ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
11044		56.4	350.0	293.6	0.61	2.3	0.65
11044	incl.	56.4	204.0	147.6	0.73	3.1	0.79
11044	and	56.4	92.0	35.6	1.43	6.0	1.53
11044	incl.	272.0	338.0	66.0	0.84	1.8	0.87
11044	and	272.0	317.0	45.0	1.02	2.0	1.05
11045		16.3	178.0	161.7	1.05	3.6	1.11
11045	incl.	52.0	178.0	126.0	1.24	4.1	1.31
11045	and	79.0	157.0	78.0	1.71	5.1	1.80
11045	and	79.0	115.0	36.0	2.51	8.7	2.65
11045	and	85.0	88.0	3.0	12.50	18.5	12.81
11046		68.0	83.0	15.0	0.23	1.7	0.26
11047		17.0	50.0	33.1	0.54	3.1	0.59
11048		34.0	175.0	141.0	0.65	1.7	0.68
11048	incl.	34.0	49.0	15.0	0.80	4.1	0.86
11048	incl.	73.0	109.0	36.0	1.23	2.2	1.26
11048		277.0	337.0	60.0	0.60	2.1	0.63

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	All holes are drilled vertical.
3.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

“We are extremely encouraged by the long intercepts of bulk tonnage style gold mineralization being intersected at Newton, as well as its continuity and grade,” said Amarc Executive Chairman Robert Dickinson. “We are increasingly confident that in the months ahead Newton will be confirmed as the next major gold discovery in BC’s new emerging Blackwater-Newton gold belt.”

The current delineation drilling at Newton is designed to determine the grade and continuity of gold mineralization extending eastward from the 2010 discovery zone. The discovery zone hosts drill intercepts of 69 metres of 1.41 g/t gold (hole 9001), 128 metres of 0.84 g/t gold (hole 9003) and 189 metres of 1.56 g/t gold (hole 9004). The high potential for a major eastern extension to the discovery zone was indicated by hole 11040 completed at the beginning of 2011 (see Amarc new release dated February 10, 2011). Hole 11040 returned, from surface, 155 metres of 0.58 g/t gold, including 26 metres of 1.12 g/t gold and 39 metres of 0.71 g/t gold.

Stepping out from hole 11040, the current drilling has intercepted from surface, increased thicknesses of the pervasively altered felsic volcaniclastic and volcanic rocks that host disseminated sulphides and associated gold mineralization. It is the high primary permeability of these host rocks, coupled with their expanding geographic distribution that presents a permissive environment for the development of a significant bulk tonnage-style gold deposit at Newton.

Important gold intersections in drill holes now extend over an area measuring some 900 metres by 600 metres. Although current drilling activities are focused on extending the discovery to the east, mineralization is open to expansion in several directions.

The Newton property is located some 100 kilometres west of the City of Williams Lake in a region characterized by gently rolling hills. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects. Newton is also located some 175 kilometres south of New Gold’s Blackwater gold deposit (Indicated Resources of 184 million tonnes at 0.94g/t gold and 4.9 g/t silver and Inferred Resources of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.3 g/t gold cut-off, New Gold website).

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. Its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and at its 100% owned Galileo property west of New Gold’s Blackwater holdings.

About Hunter Dickinson Inc.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

Quality Assurance/Quality Control

Sample preparation and analysis for the Newton project is done at ISO 9001:2008 accredited Acme Analytical Laboratories (Vancouver) Ltd. All samples are assayed for gold by 30 g lead collection fire assay fusion with Inductively Coupled Plasma - Emission Spectroscopy (ICP-ES) finish. Silver and 33 additional elements are determined for all samples by Aqua Regia digestion, followed by ICP-ES and ICP Mass Spectroscopy (ICP-MS) finish. All over-limit gold (greater than 10 g/t) are re-assayed by 30 g lead collection fire assay fusion with a gravimetric finish. As part of a comprehensive QA/QC program, one standard and also one field replicate are inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch.

For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.